UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

NOVELION THERAPEUTICS INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

67001K202

(CUSIP Number)

December 20, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 67001K202

1	Names of Reporting Persons EdgePoint Investment Group Inc.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,674,185
	6	Shared Voting Power
	7	Sole Dispositive Power 3,674,185
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,185
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 18.73% (1)
12	Type of Reporting Person (See Instructions) FI

(1)

The percentage set forth in Row 11 of this Cover Page is based on the 19,618,946 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of December 31, 2019, as reported in the Issuer’s Form 14A filed with the Securities and Exchange Commission on October 03, 2019 (“Form 14A”).

CUSIP No. 67001K202

1	Names of Reporting Persons EdgePoint Variable Income Portfolio
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,479,122
	6	Shared Voting Power
	7	Sole Dispositive Power 1,479,122
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,479,122
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.54% (1)
12	Type of Reporting Person (See Instructions) FI

(1)

The percentage set forth in Row 11 of this Cover Page is based on the 19,618,946 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of December 31, 2019, as reported in the Issuer’s Form 14A filed with the Securities and Exchange Commission on October 03, 2019 (“Form 14A”).

CUSIP No. 67001K202

1	Names of Reporting Persons EdgePoint Canadian Portfolio
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,350,323
	6	Shared Voting Power
	7	Sole Dispositive Power 1,350,323
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,323
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.88% (1)
12	Type of Reporting Person (See Instructions) FI

(1)

The percentage set forth in Row 11 of this Cover Page is based on the 19,618,946 shares of Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of December 31, 2019, as reported in the Issuer’s Form 14A filed with the Securities and Exchange Commission on October 03, 2019 (“Form 14A”).

Item 1.

(a)	Name of Issuer:

Novelion Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices:

c/o Norton Rose Fulbright, 1800 - 510 West Georgia Street, Vancouver, BC V6B OM3 Canada

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of EdgePoint Investment Group (“EdgePoint”), EdgePoint Variable Income Portfolio, and EdgePoint Canadian Portfolio with respect to the shares of Common Stock, without par value (“Common Stock”), of Novelion Therapeutics Inc., a Canadian corporation (the “Issuer”),

EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts.

(b)	Address of Principal Business Office or, if None, Residence:

150 Bloor Street West, Suite 500, Toronto, Ontario M5S 2X9, Canada

(c)	Citizenship:

Ontario, Canada

(d)	Title and Class of Securities:

Common Stock, without par value

(e)	CUSIP No.

67001K202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

IA

Item 4.	Ownership

(a)	Amount Beneficially Owned:

EdgePoint expressly declares that this filing shall not be construed as an admission that it is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2020

SIGNATURES

EDGEPOINT INVESTMENT GROUP INC.

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT VARIABLE INCOME PORTFOLIO

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

EDGEPOINT CANADIAN PORTFOLIO

By:	/s/ Sayuri Childs
Sayuri Childs, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).